Prudential Investment Portfolios, Inc. 10
655 Broad Street
Newark, New Jersey 07102

December 17, 2019

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Alberto Zapata

Re:Prudential Investment Portfolios, Inc. 10: Form N-1A

Post-Effective Amendment No. 66 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 67 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 333-119741

Investment Company Act No. 811-08085

Dear Mr. Zapata:

We filed through EDGAR on October 18, 2019 on behalf of Prudential Investment Portfolios, Inc. 10 (the “Registrant”) Post-Effective Amendment No. 66 (the “Registration Statement”) to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 67 under the Investment Company Act of 1940, as amended (the “1940 Act”).  The Registration Statement was filed pursuant to Rule 485(a)(1) under the 1933 Act solely for the purpose of making certain changes to the name and strategies of the PGIM Jennison Equity Income Fund (the “Fund”), a series of the Registrant.

This letter is intended to respond to the comments on the Registration Statement that the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed by telephone to Diana Huffman on December 2, 2019.  For your convenience, a summary of the Staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below.  Any changes made in response to the Staff’s comments will be reflected in Post-Effective Amendment No. 67 (the “Amendment”) to the Registrant’s Registration Statement to be filed on or about December 18, 2019 pursuant to Rule 485(b) under the 1933 Act with immediate effectiveness.  Capitalized terms not otherwise defined herein have the meanings given them in the Amendment. Page numbers referenced herein are those set forth in the Registration Statement.

GENERAL

1.  Comment

Please update the series and class identifiers for the Fund on Edgar once the Amendment becomes effective.

Response

The requested changes have been made.

PROSPECTUS

Fund Fees and Expenses

2.  Comment

Please confirm that all fee waivers will be in place for at least one year from the effective date of the Amendment.

Response

The Registrant hereby confirms that all fee waivers will remain in place for at least one year from the effective date of the Amendment.

Investments, Risks and Performance

3.  Comment

Please consider whether ETFs should be included in the list of income-producing and equity-related securities on page 4 of the summary prospectus and revise as necessary.

Response

To the extent the Fund invests in ETFs, they would be included in the 80% bucket of income-producing equity and equity-related securities. However, ETFs are not part of the Fund’s principal investment strategies and are therefore not included in the list on page 4 of the Prospectus.

4.  Comment

In the investment strategy section at the end of the first paragraph, there is a statement that the Fund may participate in initial public offerings. Please disclose whether there will be any percentage limit to the Fund’s investments in IPOs.

Response

There are no explicit limits to disclose in the Fund’s prospectus regarding investments in IPOs.  Accordingly, no changes have been made.

5.  Comment

In the investment strategy section, there is a statement that “The Fund may from time to time be geographically concentrated and may invest a substantial amount of its assets in securities of issuers located in a single country or a small number of countries.”  To the extent that geographic concentration will be a principal investment strategy of the Fund, please also include a corresponding principal risk factor.

Response

“Geographic Concentration Risk” is included as a principal risk factor of the Fund.

6.  Comment

In the investment strategy section, there is a statement that “The Fund seeks to identify attractively valued companies that exhibit solid cash flow growth and reliable/predictable earnings and revenue to produce attractive levels of dividend income.”  Please consider expanding on this disclosure to explain the value strategy that corresponds to the “Value Style Risk.”

Response

The Registrant has reviewed the disclosure and believes it to be complete and accurate. Accordingly, no additional disclosure has been added.

7.  Comment

In the section of the summary prospectus entitled “Investments, Risks and Performance”, the “Principal Risks” header is formatted in a way that makes it blend in as part of the list of risk factors. Please consider changing the formatting to make the “Principal Risks” header stand out.

Response

The requested change has been made.

8.  Comment

In the section of the summary prospectus entitled “Investments, Risks and Performance—Principal Risks”, the “Emerging Market Risk” factor states that “The Fund may invest in some emerging markets through trading structures or protocols that subject it to risks such as those associated with illiquidity, custody of assets, different settlement and clearance procedures and asserting legal title under a developing legal and regulatory regime to a greater degree than in developed markets or even in other emerging markets.”  Please include the types of trading structures or protocols that are being referred to either in the risk factor or provide a cross reference for more detailed discussion.

Response

To avoid any confusion, the reference to “trading structures or protocols” has been struck from the above-referenced risk factor.

9.  Comment

Please carry through all comments to the summary prospectus to the statutory prospectus as applicable.

Response

The requested changes have been made.

10.  Comment

In the section of the summary prospectus entitled “Investments, Risks and Performance—Principal Risks” and the section of the prospectus entitled “More About the Fund’s Principal and Non-Principal Investment Strategies—Risks of Investing in the Fund”, we note that “Currency Risk” includes the Fund’s investments in derivatives that provide exposure to currencies. To the extent that derivatives will be part of the Fund’s principal investment strategies, please include disclosure in the summary prospectus and disclose how such derivatives are valued.

Response

The Registrant confirms that derivatives are not part of the Fund’s principal investment strategies and therefore no changes have been made in response to the comment.

PART C

11.  Comment

We note that a Power of Attorney is appended to the signature page of the Registration Statement.  Please confirm that the Power of Attorney is specific to the Fund.

Response

The Power of Attorney is executed on behalf of each registered investment company listed in Appendix A, including current and future series thereof. Accordingly, the Power of Attorney appended to the Fund’s signature page covers the Fund as a series of Prudential Investment Portfolios, Inc. 10.

Any questions or comments concerning the above may be communicated to Diana Huffman at (973) 367-8982.

Sincerely,

       /s/ Diana Huffman

                                                             Diana Huffman

        Vice President & Corporate Counsel